UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

TOTAL LOGISTICS, INC.

(Name of Subject Company)

TITAN ACQUISITION CORP.

and

SUPERVALU INC.

(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

89151W109

(CUSIP Number of Class of Securities)

JOHN P. BREEDLOVE

ASSOCIATE GENERAL COUNSEL & CORPORATE SECRETARY

SUPERVALU INC.

11840 VALLEY VIEW ROAD

EDEN PRAIRIE, MINNESOTA 55344

(952) 828-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

COPIES TO:

ROBERT A. ROSENBAUM, ESQ.

DORSEY & WHITNEY LLP

SUITE 1500

50 SOUTH SIXTH STREET

MINNEAPOLIS, MINNESOTA 55402

(612) 340-5681

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$160,660,170.50	$18,909.70

*	Estimated for purposes of calculating the amount of the filing fee only. The fee was calculated by multiplying $28.50 (the per share tender offer price) by the 5,410,713 currently outstanding shares of Common Stock sought in the Offer, which gives an aggregate consideration of $154,205,320.50 (the “Common Stock Consideration”). The Common Stock Consideration was then added to $6,454,850.00, being the net consideration for the Subject Company’s 279,000 stock options, to arrive at a total transaction value of $160,660,170.50.

**	Calculated as 0.00011770% of the transaction value in accordance with Rule 0-11(d) and based on Fee Rate Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission on December 9, 2004.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Titan Acquisition Corp., a Wisconsin corporation (“Purchaser”) and a wholly owned subsidiary of SUPERVALU INC., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), of Total Logistics, Inc., a Wisconsin corporation (the “Company”), at a purchase price of $28.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 7, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which Offer to Purchase and Letter of Transmittal are annexed to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and Parent.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of January 4, 2005, by and among Parent, Purchaser and the Company, a copy of which is attached to this Schedule TO as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Purchase dated January 7, 2005.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(E)	Form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

(a)(5)(A)	Summary Advertisement as published in The Wall Street Journal on January 7, 2005.

(a)(5)(B)	Press Release issued by Parent on January 4, 2005 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Purchaser and Parent filed on January 4, 2005).

(a)(5)(C)	Press Release issued by Parent on January 5, 2005 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Purchaser and Parent filed on January 5, 2005).

(d)(1)	Agreement and Plan of Merger, dated as of January 4, 2005, by and among Parent, Purchaser, and the Company.

(g)	None.

(h)	None.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUPERVALU INC.

By:	/s/ John P. Breedlove
John P. Breedlove Associate General Counsel & Corporate Secretary

TITAN ACQUISITION CORP.

By:	/s/ John P. Breedlove
John P. Breedlove Vice President & Secretary

Dated: January 7, 2005

2

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(A)	Offer to Purchase dated January 7, 2005.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(E)	Form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

(a)(5)(A)	Summary Advertisement as published in The Wall Street Journal on January 7, 2005.

(a)(5)(B)	Press Release issued by Parent on January 4, 2005 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Purchaser and Parent filed on January 4, 2005).

(a)(5)(C)	Press Release issued by Parent on January 5, 2005 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Purchaser and Parent filed on January 5, 2005).

(d)(1)	Agreement and Plan of Merger, dated as of January 4, 2005, by and among Parent, Purchaser, and the Company.